Exhibit 23.1

INDEPENDENT ACCOUNTANTS'CONSENT

To the Board of Directors
wwbroadcast.net inc.

We consent to the use of our report on the financial statements of wwbroadcast.net inc. included herein. Our report dated March 4, 2003, except as to note 9(b) which is as of March 18, 2003, contains an explanatory paragraph that states that the Company has suffered recurring losses and negative cash flows from operations that raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/ KPMG LLP
Chartered Accountants
Vancouver, Canada
September 17, 2003